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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Graybill Investments (THOMAS LYNN GRAYBILL)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22151 Ventura Boulevard, Suite 203
(No. and Street)

Woodland Hills (City) California (State) 91364 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Graybill (818) 348-4424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) (Zip Code)

PROCESSED
FEB 25 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 12 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Thomas L. Graybill d.b.a. Graybill Investments

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments:

We have audited the accompanying statement of financial condition of Thomas L. Graybill d.b.a. Graybill Investments (the Company) as of December 31, 2008, and the related statements of income, changes in owner's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas L. Graybill d.b.a. Graybill Investments as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 24,406
Commissions receivable	1,300
Total assets	$ 25,706

Liabilities and Owner's Equity

Liabilities	
Accounts payable	$ 2,940
Total liabilities	2,940
Owner's equity	
Owner's equity	22,766
Total owner's equity	22,766
Total liabilities and owner's equity	$ 25,706

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 227,048
Total revenues	227,048
Expenses	
Employee compensation and benefits	25,994
Commissions	28,166
Communications	5,235
Occupancy	11,880
Taxes, other than income taxes	1,861
Other operating expenses	65,495
Total expenses	138,631
Net income (loss)	$ 88,417

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Changes in Sole Proprietor's Capital
For the Year Ended December 31, 2008

		Owner's Equity
Balance at December 31, 2007	$	16,125
Owner's draw, net		(81,776)
Net income (loss)		88,417
Balance at December 31, 2008	$	22,766

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:				
Net income (loss)			$	88,417
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Increase) decrease in:				
Commissions receivable	$	(956)		
(Decrease) increase in:				
Accounts payable		1,959		
Total adjustments				1,003
Net cash and cash equivalents provided by (used in) operating activities				89,420
Cash flows from investing activities:				–
Cash flows from financing activities:				
Owner's draw, net		(81,776)		
Net cash and cash equivalents provided by (used in) financing activities				(81,776)
Net increase (decrease) in cash and cash equivalents				7,644
Cash and cash equivalents at beginning of year				16,762
Cash and cash equivalents at end of year			$	24,406

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Income taxes	$	–
Interest	$	–

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Thomas L. Graybill d.b.a. Graybill Investments (the "Company"), a sole proprietor, was founded in 1960 by Thomas L. Graybill's father, Floyd Graybill, as a dealer in mutual funds. In 1982, Thomas L. Graybill purchased the Company from his father. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company exclusively sells mutual funds. The Company has approximately 300 clients, most of whom are located in the Southern California area, with approximately 20% of the clientele generating about 80% of the revenue.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Commissions receivable is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions are received as compensation for services and are recorded when trades are placed or reinvestments are recorded. Costs and expenses are included in operations in the period they are incurred.

Furniture, equipment and leasehold improvements are depreciated, ranging from five (5) to ten (10) years, using the straight-line method of accounting and is fully depreciated.

There is no income tax provision provided as the Company, an unincorporated business, recognizes the income tax consequences on the owner's personal tax return.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
December 31, 2008

Note 2: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements as of December 31, 2008 consisted of the following:

		Life in Years	Method
Leasehold improvements	$ 3,429	10	Straight-line
Furniture	9,655	5	Straight-line
Equipment	20,248 5		Straight-line
Computer software	2,674	5	Straight-line
	36,006		
Less accumulated depreciation	(36,006)		
	$ –		

The Company's assets are fully depreciated.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company rented office space from 22151 Ventura Blvd. Partnership. Mr. Thomas L. Graybill is a partner in this partnership.

For the year ended December 31, 2008, rent expense of $11,880 was reflected in the financial statements.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company entered into two new leases for vehicles, one of which was acquired in 2007. Auto expense under these agreements for the year ended December 31, 2008, was $24,521.

The future minimum lease expense are:

	December 31,
2009	$ 16,394
2010	14,916
2011	8,701
2012 & thereafter	–
Total	$ 40,011

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/06
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty

Note 7: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the uniform net capital rule (Rule 15c 3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $22,477, which was $17,477 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,940) to net capital was 0.13 to 1, which is less than the 15 to 1 maximum ratio allowed.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Owner's equity	$ 22,766	
Total owner's equity		$ 22,766
Less: Non-allowable assets		-
Net capital before haircuts		22,766
Less: Haircuts and undue concentration		
Haircuts on money markets	(289)	
Total adjustments		(289)
Net capital		22,477
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 196	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 17,477
Ratio of aggregate indebtedness to net capital	0.13:1	

There was $2 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008 due to rounding.

See independent auditor's report.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Thomas L. Graybill d.b.a. Graybill Investments

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments:

In planning and performing our audit of the financial statements of Thomas L. Graybill d.b.a. Graybill Investments (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2009

END